UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On December 14, 2009, Husky Energy Inc. issued a press release announcing the Company’s capital expenditure program and production guidance for 2010. The capital program of $3.1 billion, an increase of 20 percent over 2009 guidance, mainly focuses on major project development in Western Canada, offshore Canada’s East Coast, and South East Asia while maintaining Canadian upstream production. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
Name: Title:	James D. Girgulis Vice President, Legal & Corporate Secretary

Date: December 15, 2009

Exhibit A

December 14, 2009

Husky Energy Announces 2010 Capital Expenditure and Production Guidance

Calgary, Alberta (December 14, 2009) – Husky Energy Inc. (TSX: HSE) announced today the Company’s capital expenditure program and production guidance for 2010. The capital program of $3.1 billion, an increase of 20 percent over 2009 guidance, mainly focuses on major project developments in Western Canada, offshore Canada’s East Coast, and South East Asia while maintaining Canadian upstream production.

“Husky’s financial strength and track record of project execution supports the funding and development of the asset portfolio consistent with our strategic objectives,” said John C.S. Lau, President & Chief Executive Officer. “The Company is poised to take advantage of the forecast economic cycle and to pursue business growth. The 2010 budget has been established to cater for spending on those assets that generate the highest shareholder values in our portfolio.”

Capital Spending in 2010

Capital expenditure in 2010 will be directed to those assets offering the highest potential returns, in particular, Western Canada heavy oil and oil sands, Eastern Canada offshore developments, and Southeast Asia developments.

	Guidance 2009 ($millions)	Forecast 2009 ($millions)	Guidance 2010 ($millions)
Upstream
Western Canada	725	885	1,200
Sunrise	40	10	85
Canada’s East Coast/Frontier	800	590	485
Southeast Asia	500	520	660
	2,090	2,005	2,430
Midstream	165	105	170
Downstream	315	320	465
Corporate	30	30	35
	2,600	2,460	3,100
Acquisitions and Divestitures	-	175	-
	2,600	2,635	3,100

Upstream

Capital investments allocated in 2010 will enable Husky to position its medium and long-term growth while maintaining production levels. The increase in annual oil production is expected to offset the reduction in natural gas production due to low gas prices. Husky is ready to improve gas tie-ins and production if the commodity prices strengthen.

	Forecast 2009	Guidance 2010
Light / Medium Oil and NGLs (mbbl/day)	114	117 – 128
Heavy Oil and Bitumen (mbbl/day)	102	104 – 114
	216	221 – 242
Natural Gas (mmcf/day)	540	510 – 530
Total Production (mboe/day)	306	306 - 330

The North Amethyst sub-sea tie-back work is complete and the drilling of development wells will be a major focus in 2010. Production from North Amethyst is expected to be in the first quarter of 2010 and will ramp up during the year as new wells are tied-in.

Engineering and construction contracts will be placed to progress the Liwan Gas Project on Block 29/26 in the South China Sea, with project sanction expected in early 2010. The West Hercules deepwater rig will drill six to eight exploration, delineation and development wells during 2010 in the South China Sea. The recently discovered LiuHua gas field, will be developed in conjunction with Liwan gas field, realizing synergies by sharing development facilities.

Husky holds a significant land position in Western Canada. The company’s capital program is focused on growth of the upstream production through the use and application of enhanced oil recovery (EOR) technology. In 2010, Husky plans to increase capital spending by over 65% to $1.2 billion focused on its heavy oil properties, EOR projects and unconventional gas holdings.

Significant progress on the Sunrise Oil Sands Project has been made. A review of the project has achieved material reductions in capital costs and improved project efficiencies. Front end engineering and design work will be completed for Sunrise in the first quarter of 2010, targeting first production in 2014.

Midstream and Downstream

In Midstream, Husky will spend $170 million, largely on plant maintenance, pipelines, infrastructure and related operations. The Lloydminster Upgrader is planned to have a 45 day maintenance turnaround in the third quarter of 2010.

Capital expenditure for Downstream is forecast at $465 million. Spending will focus on engineering and maintenance work at the Lima Refinery and the BP-Husky Refinery in Ohio. In view of the asset acquisition of downstream assets, continuous improvement and maintenance work has been planned for the Canadian ethanol, refining and retail facilities.

Husky Energy is an integrated energy and energy-related company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE.

FORWARD LOOKING STATEMENTS

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, the forward-looking statements in this news release include: Husky’s capital expenditure program and production guidance, exploration and development plans, dates by which certain projects may be developed or come on-stream and the planned maintenance turnaround of the Lloydminster Upgrader. Although Husky believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Husky uses the term barrels of oil equivalent (boe) which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the well head.

For further information, please contact:

Investor Inquiries:

Sharon Murphy

General Manager,

Corporate Communications & Investor Relations

Husky Energy Inc.

403-298-6096

Patrick Aherne

Manager, Investor Relations

Husky Energy Inc.

403-298-6817

Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088